

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Mr. Dwight O. Seegmiller
President and Chief Executive Officer
Hills Bancorporation
131 Main Street
Hills, Iowa 52235

> **Re:** **Hills Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Schedule 14A, filed March 19, 2010**
> **File No. 000-12668**

Dear Mr. Seegmiller:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney